Exhibit 99.1

BlueCity Announces Third Quarter 2021 Unaudited Financial Results

BEIJING, China, Nov 26, 2021 (GLOBAL NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (Nasdaq: BLCT), a leading online LGBTQ platform, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Total revenues reached RMB270.0 million (US$41.9 million), a decrease of 9.3% from the same period in 2020.

•	Net loss was RMB73.8 million (US$11.5 million), compared with net loss of RMB137.8 million in the third quarter of 2020.

•	Adjusted Net Loss[1] (Non-GAAP) was RMB62.2 million (US$9.7 million), compared with adjusted net income (non-GAAP) of RMB7.3 million in the third quarter of 2020.

•	Monthly active users (“MAUs”) of BlueCity’s apps[2] reached 7.5 million, an increase of 19.3% from the same period in 2020.

•	Total paying users[3] of BlueCity’s apps reached 776 thousand, an increase of 57.1% compared with 494 thousand in the third quarter of 2020.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “As we continued to execute our growth strategies and enrich our product offerings while improving user experience, we made multiple stages of solid progress across our strategic priorities in the third quarter. Total MAU reached 7.5 million, up 19.3% year over year, with 57.1% increase in our paying users. Most excitingly, we continued to see strong performance for our membership services and He Health, with a 93.1% and 136.8% year over year revenue growth respectively. Furthermore, we decided to terminate the operation of LESDO, which contributed less than 1% of our total revenue in the past quarters. Going forward, we will continue to focus on growing our core businesses to serve the wellbeing of LGBTQ community. We believe we are on the right track for our next phase of growth, and we are confident the trend will continue long into the future as we further optimize our product offerings and establish more experience touchpoints for the BLCT community."

1 Adjusted Net (Loss)/Income, a non-GAAP financial measure, represents net (loss)/income excluding share-based compensation expenses, amortization related to intangible assets resulting from acquisitions, income tax related to intangible assets resulting from acquisitions, impairment of goodwill and intangible assets, and changes in fair value of financial instruments. For further information, please see “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 BlueCity’s apps include Blued and Finka. We count MAUs of Finka into our MAUs, starting from December 2020, without eliminating duplicates among our portfolio apps.

3 “Total paying users” is the total number of users who paid for virtual currency (which can be used to purchase and send virtual gifts in live streaming) and membership services. A user who makes payments for different services offered on the Company’s platform using the same registered account is counted as one paying user.

Mr. Ma added: “ In addition to the achievements mentioned above, we are especially excited with our progress in developing He Health. In the early of this month, we officially launched our first male consumer health brand, Mr. heer, dedicated entirely to male personal care and sexual health products and services. This is a huge step forward for He Health as it complements He Health’s original services by providing users with vital items alongside online sexual health consultation, as well as HIV-related services. Looking ahead, we will continue to leverage BlueCity’s resources in exploring and understanding the multi-faceted needs of male users and our community to provide the most optimal products, services, and user experience."

Mr. Junchen Sun, BlueCity’s acting Chief Financial Officer commented: “In the third quarter, we posted our total revenues of RMB270.0 million, down 9.3% from the same period of last year. The decrease in total revenues was due to a slow down in the domestic talent show live streaming industry. However, our relentless efforts to diversify our revenues structure powered robust growth in our membership services and He Health. The revenue contribution from our membership services increased to 13.0% in this quarter versus 6.1% from the same period last year. Looking ahead, we remain committed to our growth strategy of further developing membership services and He Health, which we believe will solidify our foundation for sustainable, long-term profitability.”

Third Quarter 2021 Financial Results

Total Revenues

Total revenues were RMB270.0 million (US$41.9 million), representing a decrease of 9.3% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB194.2 million (US$30.1 million), representing a decrease of 23.9% from the same period of 2020. The decrease was primarily due to the decrease in the average spending per paying user for live streaming services as a result of the headwinds in the talent show live streaming industry in China.

Membership services. Revenues from membership services reached RMB35.1million (US$5.4 million), representing an increase of 93.1% from the same period of 2020. The increase was primarily due to the significant increase in the number of paying users benefited from diverse membership service offerings on the Company’s apps.

Advertising services. Revenues from advertising services reached RMB13.6 million (US$2.1 million), representing an increase of 34.2% from the same period of 2020, the increase was primarily due to the Company’s enhanced efforts to attract more advertisers with diverse advertising and marketing solutions as well as improved advertising efficiency.

Merchandise sales. Revenues from merchandise sales of “He Health” reached RMB22.8 million (US$3.5 million), representing an increase of 136.8% from the same period of 2020. The increase was primarily due to the continuous expansion of the Company’s health-related services.

Others. Revenues from other services were RMB4.3 million (US$0.8 million), representing a decrease of 3.4% from RMB4.5 million in 2020. The decrease was primarily due to the decreased revenue from family planning services as the Company no longer provides these services since March 2021.

Cost and expenses

•	Cost of revenues. The cost of revenues was RMB184.9 million (US$28.7 million), representing a decrease of 8.3% year-over-year. The decrease was primarily due to the decrease of revenue-sharing costs in line with the decreased revenue from live streaming services, and the decrease of share-based compensation expenses, of which has been partially offset by the increased cost of products in connection with the growth of “He Health” merchandise sales and the increased staff cost.

•	Selling and marketing expenses. Selling and marketing expenses were RMB56.9 million (US$8.8 million), representing a decrease of 1.9% year-over-year. The decrease was mainly due to the decrease of share-based compensation expenses, of which has been partially offset by the increased advertising and promotion expenses and staff cost.

•	Technology and development expenses. Technology and development expenses were RMB66.2 million (US$10.3 million), representing an increase of 31.6% year-over-year. The increase was mainly due to the increased staff cost in technology related department and the content, server and bandwidth cost, of which has been partially offset by the decrease of share-based compensation expenses.

•	General and administration expenses. General and administrative expenses were RMB31.6 million (US$4.9 million), representing a decrease of 76.1% year-over-year. The decrease was mainly due to the decrease of share-based compensation expenses, of which has been partially offset by the increased staff cost.

•	Impairment of goodwill and intangible assets. Impairment of goodwill and intangible assets were RMB6.0 million (US$0.9 million), including RMB2.9 million of intangible assets impairment and RMB3.1 million of goodwill impairment, which was due to the termination of Lesdo related business.

Operating loss

Operating loss was RMB75.6 million (US$11.7 million), compared with a loss of RMB144.7 million in the third quarter of 2020.

Income tax benefit/(expense)

Income tax benefit were RMB1.3 million (US$0.2 million), compared with income tax expense amounted to RMB1.0 million in the third quarter of 2020.

Net loss

Net loss was RMB73.8 million (US$11.5 million), compared with net loss of RMB137.8 million in the third quarter of 2020.

Adjusted net (loss)/income (Non-GAAP) 4

Adjusted net loss was RMB62.2 million (US$9.7 million) compared with adjusted net income of RMB7.3 million in the third quarter of 2020.

Cash and cash equivalents and term deposits

As of September 30, 2021, the Company had cash and cash equivalents and term deposits of RMB370.9 million (US$57.6 million), compared to RMB611.8 million as of December 31, 2020.

Conference Call

BlueCity's management team will host an earnings conference call at 8:00 AM on Friday, November 26, 2021, U.S. Eastern Time (9:00 PM on November 26, 2021, Beijing/Hong Kong Time).

Please register in advance of the conference using the link provided below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3785318

A replay of the conference call may be accessed by phone at the following numbers until December 4, 2021. To access the replay, please reference the conference ID 3785318.

Phone Number
International	+61 2 8199-0299
United States	+1 (855) 452-5696
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.blue-city.com/.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity's mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

4 Adjusted net (loss)/income is a non-GAAP financial measure. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as Adjusted net (loss)/income, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines Adjusted net (loss)/income as net (loss)/income before share-based compensation expenses, amortization related to intangible assets resulting from acquisitions, income tax related to intangible assets resulting from acquisitions, impairment of goodwill and intangible assets and changes in fair value of financial instruments. The Company believes that the non-GAAP financial measures help identify underlying financial and business trends relating to its results of operations that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Each of the non-GAAP financial measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the non-GAAP financial measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	439,492,788	370,855,461	57,555,865
Term deposits	172,257,360	-	-
Accounts receivable, net	5,588,023	19,832,980	3,078,030
Inventories	6,853,202	4,111,343	638,070
Prepayments and other current assets	58,629,416	165,162,994	25,632,895
Total current assets	682,820,789	559,962,778	86,904,860

Non-current assets:
Investment securities	50,000	-	-
Property and equipment, net	11,445,548	13,092,247	2,031,885
Intangible assets, net	52,084,512	46,135,917	7,160,182
Goodwill	196,002,568	189,362,619	29,388,618
Other non-current assets	2,426,128	4,235,571	657,350
Total non-current assets	262,008,756	252,826,354	39,238,035
TOTAL ASSETS	944,829,545	812,789,132	126,142,895

LIABILITIES
Current liabilities:
Accounts payable	20,372,680	36,336,582	5,639,349
Deferred revenue	35,226,237	32,668,643	5,070,094
Income tax payable	2,122,765	2,111,679	327,727
Accrued expenses and other current liabilities	118,958,796	141,411,697	21,946,752
Total current liabilities	176,680,478	212,528,601	32,983,922

Non-current liabilities
Deferred income tax liabilities	10,954,883	9,598,327	1,489,637
Total non-current liabilities	10,954,883	9,598,327	1,489,637
Total liabilities	187,635,361	222,126,928	34,473,559

SHAREHOLDERS’ EQUITY:
Ordinary shares[5]	12,018	12,527	1,944
Additional paid-in capital	2,188,870,625	2,196,010,001	340,815,408
Accumulated other comprehensive loss	(107,514,737)	(120,260,691)	(18,664,167)
Accumulated deficit	(1,324,173,722)	(1,485,099,633)	(230,483,849)
Total shareholders' equity	757,194,184	590,662,204	91,669,336

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	944,829,545	812,789,132	126,142,895

5 As of September 30, 2021, there were 13,495,065 Class A Ordinary Shares and 5,114,840 Class B ordinary shares issued and outstanding.

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	297,616,104	269,995,853	41,902,699	752,528,635	833,010,203	129,281,156
Cost and expenses:
Cost of revenues	(201,577,758)	(184,879,425)	(28,692,837)	(511,047,177)	(562,115,247)	(87,238,918)
Selling and marketing expenses	(58,027,853)	(56,938,519)	(8,836,720)	(137,602,728)	(191,194,941)	(29,672,990)
Technology and development expenses	(50,289,302)	(66,164,083)	(10,268,505)	(111,908,073)	(165,911,074)	(25,748,995)
General and administrative expenses	(132,425,888)	(31,645,475)	(4,911,301)	(152,550,169)	(72,291,415)	(11,219,452)
Impairment of goodwill and intangible assets	-	(5,969,923)	(926,518)	-	(5,969,923)	(926,518)
Total cost and expenses	(442,320,801)	(345,597,425)	(53,635,881)	(913,108,147)	(997,482,600)	(154,806,873)
Operating loss	(144,704,697)	(75,601,572)	(11,733,182)	(160,579,512)	(164,472,397)	(25,525,717)
Change in fair value of financial instruments	4,863,256	-	-	4,857,986	-	-
Interest income, net	3,010,731	427,541	66,353	7,387,333	1,374,618	213,337
Loss before income taxes	(136,830,710)	(75,174,031)	(11,666,829)	(148,334,193)	(163,097,779)	(25,312,380)
Income tax (expenses)/benefit	(982,516)	1,343,562	208,518	(441,874)	2,171,868	337,069
Net loss	(137,813,226)	(73,830,469)	(11,458,311)	(148,776,067)	(160,925,911)	(24,975,311)
Reversal of accretion and modification of Redeemable Convertible Preferred Shares to redemption value	-	-	-	244,080,678	-	-
Net (loss)/income available for distribution	(137,813,226)	(73,830,469)	(11,458,311)	95,304,611	(160,925,911)	(24,975,311)

Net loss	(137,813,226)	(73,830,469)	(11,458,311)	(148,776,067)	(160,925,911)	(24,975,311)
Other comprehensive loss
Unrealized loss on an available-for-sale investment, net of nil income taxes	(4,179,811)	-	-	(3,406,863)	-	-
Foreign currency translation adjustment, net of nil income taxes	(15,402,283)	(2,080,567)	(322,899)	(35,304,971)	(12,745,954)	(1,978,141)
Comprehensive loss	(157,395,320)	(75,911,036)	(11,781,210)	(187,487,901)	(173,671,865)	(26,953,452)

BlueCity Holdings Limited

NOTES TO UNAUDITED FINANCIAL INFORMATION

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
—Cost of revenues	10,725,841	570,971	88,613	10,725,841	1,593,977	247,381
—Selling and marketing expenses	16,032,195	1,423,111	220,863	16,032,195	5,219,623	810,073
—Technology and development expenses	16,551,521	1,260,803	195,674	16,551,521	3,875,444	601,459
—General and administrative expenses	106,482,538	782,002	121,365	106,482,538	(3,604,056)	(559,341)
Total	149,792,095	4,036,887	626,515	149,792,095	7,084,988	1,099,572

Amortization related to intangible assets resulting from acquisitions included in:
—Cost of revenues	205,543	1,640,975	254,675	616,629	4,738,326	735,377
—Selling and marketing expenses	-	518,840	80,523	-	1,556,520	241,568
Total	205,543	2,159,815	335,198	616,629	6,294,846	976,945

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(137,813,226)	(73,830,469)	(11,458,311)	(148,776,067)	(160,925,911)	(24,975,311)
Add:
Share-based compensation expenses	149,792,095	4,036,887	626,515	149,792,095	7,084,988	1,099,572
Amortization related to intangible assets resulting from acquisitions	205,543	2,159,815	335,198	616,629	6,294,846	976,945
Income tax related to intangible assets resulting from acquisitions	(51,386)	(539,954)	(83,800)	(154,157)	(1,573,712)	(244,236)
Impairment of goodwill and intangible assets	-	5,969,923	926,518	-	5,969,923	926,518
Changes in fair value of financial instruments	(4,863,256)	-	-	(4,857,986)	-	-
Adjusted net income/(loss)	7,269,770	(62,203,798)	(9,653,880)	(3,379,486)	(143,149,866)	(22,216,512)